Exhibit 99 (e) (14)

AGREEMENT is made the 24th day of September 1998

BETWEEN

1.              CELLTECH PLC (“the Company”) whose registered office is at 216 Bath Road, Slough, Berkshire SL1 4EN.

2.              Dr Melanie Georgina Lee (“the Executive”) whose address is 16 Limes Avenue, Mill Hill, London NW7 3PA

NOW IT IS HEREBY AGREED as follows:-

1.                    Appointment

The Company shall employ the Executive and the Executive shall serve the Company as Director of Research (hereinafter called “the Appointment”) or in such other capacity as the Company may from time to time require for the period stipulated in Clause 2 hereof.  The Appointment shall relate primarily to the United Kingdom but shall extend to reasonable travel abroad when so required by the Company.

2.                    Period of Appointment

This Agreement shall commence and be deemed to have commenced on the Commencement Date and (subject to Clause 9 hereof) shall continue subject always to the right of either the Company or the Executive to determine the Appointment by either party giving to the other not less than twelve months’ prior written notice

3.                    Definitions

(a) In this Agreement unless the context otherwise requires:

a.                “Subsidiary”  means a subsidiary as defined by Section 736  of the Companies Act 1985.

b.               “Associated Company” means any company fifty per cent or less but more than twenty per cent of whose equity share capital (as defined in Section 744 of the Companies Act 1985) is owned by the Company (and/or any of its Subsidiaries) and shall include any Subsidiary of such Associated Company.

c.                “The Group” means the Company and its subsidiaries and Associated Companies for the time being.

d.               “Inventions” means any know-how, invention, formula, specimen, sample, process or improvement, trade mark or name, copyright, design, plan, drawing, specification or device of whatever nature which relates to or is useful in connection with the business, any product, process or activity carried on, made or dealt in by the Company or any other company in the Group and is invented, developed or devised or otherwise acquired by the Executive whether alone or jointly with any other person during the continuance of the Appointment.

e.               “Registrable Rights” means letters patent, registered designs under the Registered Designs Act 1949, trade marks or similar commercial monopoly rights created by registration (whether in the United Kingdom or elsewhere in the world).

f.                 “The Board” means the Board of Directors for the time being of the Company.

g.              “Commencement Date” means 24th September 1998.

h.              “Full Time” means that the Executive will not have any other employment other than by the consent of the Company.

i.                  “Recognised Stock Exchange” means any body or person which is a recognised investment exchange as defined in Section 207 of the Financial Services Act 1986.

(b)        The Clause headings in this Agreement are inserted for convenience only and shall not affect its construction.

(c)  Any reference to an Act includes any statutory modification or re-enactment.

4.                    Duties of the Executive

(a)              During the continuance of the Appointment the Executive shall well and faithfully serve the Company and use her utmost endeavours to promote and protect the interests of the Company (but not in any way which may conflict with the interests of the Group which interest she shall use her utmost endeavours to promote and protect) giving at all times the full benefit of her knowledge, expertise, technical skills and ingenuity and shall perform such duties and exercise such powers (being consistent with the Appointment) in relation to the conduct and management of the affairs of the Company and of its Subsidiaries and Associated Companies for the time being as may from time to time be assigned or communicated to or vested in her by the Board and shall give to the Board such information regarding the affairs of the Group as it shall require and at all times shall conform to the reasonable instructions or directions of the Board.

(b)             The Company may suspend all or any of the Executive’s duties and powers for such periods and on such terms as it considers expedient (including a term that the Executive shall not attend at the Company’s premises).

5.                    Duties of the Executive to be Full Time

The duties of the Executive shall be Full Time and the Executive shall throughout the continuance of the Appointment devote the whole of her working time, attention and abilities to the duties of the Appointment (unless prevented by ill-health from doing so) and shall not directly or indirectly enter into or be concerned or in any manner interested in any other business whatsoever except:-

(a)          as a holder or beneficial owner for the purpose of investment of any class of any shares, debentures or other securities of any class in any company if such class of securities is quoted and dealt in on a Recognised Stock Exchange or in respect of which dealing takes place in the Alternative Investment Market or the Third Market of the Stock Exchange of Great Britain and Ireland and the Executive (together with her spouse, children, parents and parents’ issue) neither holds nor is beneficially interested in more than a total of 5% of any single class of the securities of that company; or

(b)         with the consent in writing of the Company provided always that such consent may be given subject to any terms or conditions which the Company requires.

6.                    Remuneration

During the continuance of the Appointment the Company shall pay to the Executive a salary of the rate of £115,000 per annum (or such other rates as may be agreed in writing between the parties hereto from time to time on review which shall normally occur in July in each year, the next review to be in July, 1999) such salary to accrue from day to day and to be payable by equal instalments in arrears by the 27th day of every month by credit transfer into the Executive’s bank account.  Any fees due to the Executive as a director of any company or companies, if relevant, which is or are within the Group will be paid to the Company and the Executive shall have no rights thereto.

7.                    Travelling Expenses; Motor Car; Pensions; Insurance

(a)         In addition to her remuneration hereunder the Executive shall be reimbursed the amount of all travelling, hotel, entertainment and other expenses properly and reasonably incurred by her in the discharge of her duties hereunder PROVIDED THAT on request the Executive shall provide the Company with such vouchers or other evidence of actual payment of such expenses as the Company may reasonably require.

(b)        The Company shall provide to the Executive a motor car in accordance with the Company’s car policy from time to time.

(c)         The Executive will be invited to become a member of a contributory executive pension scheme subject to its terms.  The Company shall deduct from the Executive’s salary any contributions payable by her from time to time to the pension scheme or any other pension scheme of the Group of which she becomes a member.  Benefits payable under the scheme are subject to limits set by the Inland Revenue.  In particular, the Executive’s benefits will be based upon the amount of her salary below the Inland Revenue earnings cap, currently £87,600.  However, the Executive will receive a salary supplement, less tax and National Insurance, to compensate for the effect of the earnings cap.  The amount of the supplement is linked to the Company’s contributions to the Scheme and the amount of the supplement may, therefore, vary from time to time.  Details of such plan may be obtained from the Company Secretary.

(d)         The Executive is entitled to Life Assurance to the extent of four times her salary (but subject first to passing a medical examination approved by the Life Assurance Company for any amount in excess of a salary of £90,000) and Permanent Health Insurance arrangements in accordance with the Company’s schemes from time to time in force.  The Executive may also elect to join the Company’s Medical Insurance Scheme which is non contributory and is classed as a taxable benefit.  The Executive can make a financial contribution if she wishes her family to be covered.

Benefits under any insurance scheme shall be subject to the rules of the scheme and the terms of any applicable insurance policy and are conditional on the Executive complying with and satisfying any applicable requirements of the insurers.  Copies of these rules and policies and particulars of the requirements shall be provided to the Executive on request.  The Company shall not have any liability to pay any benefit to the Executive under any insurance scheme unless it receives payment of the benefit from the insurer under the scheme.

Any insurance scheme which is provided for the Executive is also subject to the Company’s right to alter the cover provided or any term of the scheme or to cease to provide (without replacement) the scheme at any time if in the opinion of the Board the state of health of the Executive is or becomes such that the Company is unable to insure the benefits under the scheme at the normal premiums applicable to a person of the Executive’s age.

8.                    Holidays

The Executive shall be entitled to twenty-five working days holiday with pay in every year (exclusive of Bank and other Public Holidays) at such times as shall be convenient to the Company and such additional holidays as the Company shall approve.  Any entitlement to holiday remaining at the end of any holiday year may not be carried forward to the next succeeding year other than exceptionally, with the prior agreement of the Company.  The entitlement to holiday (and on termination of employment to holiday pay in lieu of holiday) accrues pro rata throughout each month of the holiday year from 1st April to 31st March.  The Company reserves the right at its sole discretion to require the Executive to take any outstanding holiday during any notice period or to make a payment in lieu of that outstanding holiday.

9.                    Termination of Appointment

(a)   The Company without prejudice to any remedy which it may have against the Executive for the breach or non-performance of any of the provisions of this Agreement may by notice to the Executive forthwith determine this Agreement if the Executive shall:-

i)      at any time become a patient within the meaning of the Mental Health Act 1983 for a period or periods aggregating at least 180 days in any period of 12 consecutive calendar months; or

ii)     be guilty of any serious or persistent failure to discharge her duties hereunder or be guilty of any breach or non-observance of any of the provisions of this Agreement on her part or to be performed or observed; or

iii)    be guilty of serious misconduct or any other conduct calculated or likely to affect prejudicially the interests of the Company or the Group; or

iv)   commit any act of bankruptcy or shall take advantage of any statute for the time being in force offering relief for insolvent debtors

v)    cease to be a director by virtue of any provisions of the Companies Act 1985 or become prohibited by law from being a director; or

vi)   resign her office by notice to the Company; or

vii)  be convicted of any criminal offence save an offence under road traffic legislation for which she is not sentenced to any term of immediate or suspended imprisonment.

(b)   This Agreement shall (unless otherwise agreed between the parties) automatically determine on the Executive’s sixty-fifth birthday.

(c)   Notwithstanding clause 2 the Company shall be entitled to terminate this Agreement by giving prior notice of not less than the Executive’s entitlement to statutory minimum notice plus a further week to the Executive at any time while she is prevented by illness or accident or other incapacity from performing her duties and has been so prevented for a period or periods aggregating 180 days in the preceding 12 calendar months.

(d)   The Company may at any time (whether or not any notice of termination has been given under clause 2 above) terminate the Appointment with immediate effect by giving notice in writing to the other party on terms that the Company shall pay to the Executive, in lieu of notice under clause 2 above, the salary in the amount and at the times it would have paid to the Executive if the Company had given notice to terminate the Appointment in accordance with clause 2 above or, if notice has previously been given under that clause, as if the Appointment terminated on the expiry of the remainder of the period of notice.

Clause 2 above does not limit the Company’s right to suspend any of the Executive’s duties and powers under Clause 4 during any period after notice of termination of the Appointment has been given by the Company or the Executive.  In particular the Company may exercise this right where the Executive leaves the Company’s employment in circumstances where it is reasonable for the Company to believe that she is or is about to become concerned in a business (within the meaning of clause 12), carried on, or about to commence, which is, or is likely to be competitive with any part of the business of the Company or its Subsidiaries or Associated Companies with which the Executive was engaged or concerned in the 12 months before the suspension started.  In these circumstances the Executive acknowledges that she has no right to be provided with any work by the Company and that she may be required not to attend work and not to perform any duties whatsoever throughout the period of the suspension.  In addition or alternatively, the Company may during the whole or any part of such period of notice require the Executive to perform duties (including any modified duties) arising from an exercise by the Company or its rights under clause 4 at such locations as the Company may require consistent with clause 14.  Throughout any such period of suspension the Executive’s salary and other benefits to which she is entitled under this Agreement shall continue to be paid or provided by the Company.

10.  Non-Disclosure of Confidential Information

(1)   The Executive shall not, either during the continuance of the Appointment (otherwise than in the proper performance of her duties hereunder) or thereafter, without the consent in writing of the Company being first obtained, divulge to any person, firm or company, and shall use her best endeavours to prevent the publication or disclosure of any information of a confidential or secret nature, including but not limited to, any Inventions or Registrable Rights, information concerning the business, accounts of finances of the Company or any other company within the Group or any of the secrets, dealings, transactions or affairs of any such company which have or may come to her knowledge during the course of the Appointment or previously or otherwise.  On the termination of the Appointment the Executive shall forthwith surrender to the Secretary of the Company all original and copy documents and all items of property relating to any other matter aforesaid.

(2)   The Executive shall maintain all necessary and proper security precautions when in the proper performance of her duties hereunder any tangible information is removed by her from the premises where such information is normally kept and shall not otherwise remove such tangible information.

(3)   The Executive has signed “Conditions regarding Secrecy and Inventions” which shall be superseded by this Agreement upon its signature.

11.  Inventions

During the continuance of the Appointment:-

(a)    If the Executive shall either solely or jointly with another invent, make or discover any invention, she shall forthwith communicate written particulars thereof to the Secretary of the Company.

(b)    An Invention and all rights therein shall belong to the Executive if it is a patentable invention as defined by Section 1 of the Patents Act 1977 (“the Act”) and it belongs to the Executive by virtue of Section 39 (2) of the Act.

All other inventions and all rights therein shall belong to the Company.  References in this Clause to inventions belonging to the Executive or to the Company shall be construed accordingly.

(c)    The Executive shall not, without the prior consent in writing of the Company, divulge or communicate any invention to any third party nor use the same for her own personal benefit or otherwise save as provided for in paragraph (d) below.

(d)    On receiving communication of any invention which belongs to the Executive the Company shall be entitled to negotiate with the Executive with a view to acquiring all or any rights, title and benefit in such invention.  The Executive shall not, without the consent in writing of the Company, disclose the same to any third party except to a Chartered Patent Agent for the purpose of seeking protection for such invention nor use the same for her own personal benefit or otherwise until the Company has, in writing, declined to negotiate or acquire the Invention or the expiry of six months from the date of communication, whichever is the sooner PROVIDED THAT if negotiations are entered into no disclosure of such Invention to any third party shall be made until the conclusion thereof except to the extent that such disclosures is authorised in writing by the Company.

(e)    With regard to any Invention which belongs to the Company and/or any Invention which is acquired from the Executive by the Company, the Company shall have the right at any time to require the Executive at the Company’s expense to execute all such documents and do all such acts and things as may in the opinion of the Company be necessary or convenient.

i)                 to vest such Invention in the Company or its assigns;

ii)              to enable any application or appeal in respect thereof to be made, prosecuted, amended or abandoned in any countries of the world in the Executive’s name or that of the Company or its assigns, or the Executive whether alone or jointly with the Company or some other person or body;

iii)    to secure the grants of any Registrable Rights to the Company or its assigns;

iv)   to assign to the Company, or as it shall direct, all the Executive’s rights of whatever nature (including without limitation her rights in any letters patent or registered design or copyright (or any application therefore) in or in respect of such Invention or the Executive’s rights, title and interest in any such rights belonging to her jointly with the Company or one other person or persons.

(f)    The Executive hereby irrevocably appoints the Company to be her attorney or agent in her name and on her behalf to execute sign and do all such instruments or things and generally to use her name for the purpose of giving to the Company (or its nominee) the full benefit of the provisions of this clause and with respect to any third party a certificate in writing signed by any Director or the Secretary of the Company that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case.

12.              Non-Competition

In the event of the Appointment being determined in any manner whatsoever after the commencement of this Agreement, the Executive (either personally or by her agent) shall not for a period of 12 months after such determination directly or indirectly be interested or concerned (whether as a shareholder, director, employee, sub-contractor, partner, consultant, proprietor, agent or otherwise) in any business, company or firm which shall be in competition or is likely to be in competition with any business carried on at the date of such determination by the Company or any of its subsidiaries at the date of such determination in the provision of services or making processing adapting for sale or selling of goods or materials of a kind and nature with which the Executive was concerned to a material extent and was directly responsible for managing during the period of 2 years prior to the termination of the Appointment PROVIDED ALWAYS that nothing herein contained shall prevent the Executive from being the holder or beneficial owner for the purpose of investment of any shares, debentures or other securities of any class in any company if such class of securities is quoted and dealt in on a Recognised Stock Market or in respect of which dealing takes place in the Alternative Investment Market or the Third Market of the Stock Exchange of Great Britain and Ireland and the Executive (together with her spouse, children, parents and parents’ issue) does not hold or own more than 5% of any single class of the securities of that company.

If the Company exercises its right to suspend the Executive’s duties and powers for a period of up to 12 months under clause 4 during any period after notice of termination of the Appointment has been given by the Company or the Executive, the aggregate of the period of the suspension and the period after the determination of the Appointment to which this clause shall apply shall not exceed 12 months and, if the aggregate of the two periods would exceed 12 months, the period after the determination of the Appointment to which this clause shall apply shall be reduced accordingly.

13.              Non-Soliciting and Non-Dealing

In the event of the Appointment being determined in any way whatsoever the Executive shall not for a period of 12 months after such determination either personally or by her agent or by letters, circulars or advertisements and whether for herself or on behalf of any person, company or firm:

(a)          (i) canvass or solicit orders for products or similar type to those being manufactured dealt in or for services similar to those being provided by the Company or by any of its Subsidiaries or Associated Companies at the time of such determination from any person, company or firm who is at the time of such determination or has been at any time within one year prior to such determination a customer of the Company or of any of its Subsidiaries or Associated Companies with which the Executive at any time within one year preceding the date of such determination was actively concerned or (ii) deal with any such person; or

(b)         induce or attempt to induce any person employed by the Company or its Subsidiaries or Associated Companies in a senior executive or senior technical capacity at the date the Appointment is determined to leave such employment.  This sub clause applies to persons with whom the Executive had material dealings in the course of her employment at any time within one year prior to such determination; or

(c)          induce or attempt to induce any supplier of the Company or its subsidiaries or Associated Companies with whom the Executive was actively involved at any time within one year prior to the determination of the Appointment, to cease to supply or to restrict or vary the terms of supply to, the Company or its Subsidiaries or Associated Companies or otherwise interfere with the relationship with the supplier and the Company or its Subsidiaries or Associated Companies.

14.              Location

(1)         The regular place of work of the Executive shall be at 216 Bath Road, Slough or such other place in the United Kingdom as the Company may from time to time reasonably determine.  The Company shall give to the Executive eight weeks’ prior written notice of any relocation of the then regular place of work.

If, as a result of any such relocation, it is reasonably necessary for the Executive to move from her residence for the time being, the Company will reimburse the Executive for all reasonable moving expenses in the nature of:-

i)                 costs of transportation and storage of personal and household effects;

ii)     solicitors’ costs of the purchase and sale;

iii)           stamp duty on the purchase;

iv)          surveyors’ fees on the purchased property;

v)             an allowance towards other relocation expenses reasonably and necessarily incurred in an amount not exceeding £10,000.

15.              Medical Examination

The Company shall at its own expense arrange for and the Executive shall undergo a medical examination before the Appointment commences and thereafter at intervals of not more than two years during the continuance of the Appointment.  The company also requires the Executive to provide a blood sample at the commencement and termination of the Appointment.  The Executive consents to the medical adviser disclosing the results of the medical examination or blood sample and shall provide the Company with such formal consents as may be necessary for this purpose.

16.              Termination by Reconstruction or Amalgamation

If before the expiration of this Agreement the employment of the Executive hereunder shall be terminated by reason of the liquidation of the Company for the purposes of amalgamation or reconstruction or as part of any amalgamation or transfer of any undertaking of the Company in which the Executive is employed not involving liquidation and the Executive shall be offered employment with the amalgamated or reconstructed company or transferee of the undertaking on terms generally not less favourable than the terms of this Agreement the Executive shall have no claim against the Company in respect of the termination of her employment by the Company.

17.              Executive’s Obligations upon Termination of Employment

Upon the termination of her employment hereunder for whatever reason the Executive shall:-

(a)          (if applicable) forthwith tender her resignation as Director of the Company and of any company within the Group without compensation and should the Executive fail so to do the Company is irrevocably authorised to appoint some person in her name and on her behalf to sign any documents and do any things necessary or requisite to give effect thereto;

(b)         deliver up to the Company all correspondence, drawings, documents and other papers and all other property belonging to the Company or any other company within the Group which may be in the Executive’s possession or under her control (including such as may have been made or prepared by or have come into the possession or under the control of the Executive) and relating in any way to the business or affairs of the Company or any other company within the Group or of any supplier, agent, distributor or customer of the Company or any other company within the Group and the Executive shall not without the written consent of the Board retain any copies thereof.

(c)          If so requested send to the Secretary of the Company a signed statement confirming that she has complied with sub-clause (b) hereof; and

(d)         not at any time represent herself still to be connected with the Company or any other company within the Group.

18.              Discretionary Bonus Scheme

The Executive will be entitled to participate in the Company’s incentive bonus award scheme.  The bonus potential is a maximum of 40% of basic salary.  The criteria/objectives that are employed in determining the level of this incentive payment will be set out at the start of each financial year.  They will be aimed at providing the Executive with a realistic opportunity to achieve a high proportion of the potential maximum award.  Employees of the Company as of December each year are eligible for bonus awards which are awarded with respect to the financial year ending on 30th September of that year.  The Executive will be eligible for her first bonus award in December 1999.  Provision of and participation in a scheme and also the amount and form of any bonus is entirely discretionary and is subject to revision at any time by the Board.

19.              Share Options

The Executive will be eligible for the grant of an option to acquire shares in Celltech plc to a value of approximately four times basic starting salary.  This grant will be effective on the earliest feasible date following the commencement of the Appointment.  It is likely that further tranches will be granted from time to time.  Options are granted in accordance with rules of the Company’s executive share option scheme which require grants to be made within a six week period following the declaration of the Company’s half-year of full-year results.  The grant is subject to approval by the Remuneration Committee of the Board.  The Company reserves the right to amend or terminate the scheme at any time, with or without replacement.

20.              Statutory Requirements

The Appointment shall also be subject to the terms set out in the Schedule hereto which is added in connection with the Employment Rights Act 1996.

21.              Variation

(a)          This Agreement supersedes all previous agreements and arrangements (if any) relating to the employment of the Executive by the Company (which shall be deemed to have been terminated by mutual consent).

(b)         This Agreement shall not be capable of variation except by the prior written agreement of the parties hereto.

22.  Notice

Any notice to be given hereunder shall be in writing.  Any notice or other documents to be given hereunder shall either be delivered personally or sent by first class, recorded delivery post or full rate telegram or facsimile.  The address for service on the Company shall be its registered office for the time being and the address for service on the Executive shall be her last known place of residence.  A notice shall be deemed to have been served as follows:-

(a)  if personally delivered at the time of delivery;

(b)        if posted, at the expiration of 48 hours after the envelope containing the same was delivered into the custody of the postal authorities;

(c)         if sent by full rate telegram or facsimile at the expiration of twelve hours after the same was despatched.

In proving such service it shall be sufficient to prove that personal delivery was made, or that the envelope containing such notice was properly addressed and delivered into the custody of the postal authorities as a prepaid, first class, recorded delivery letter, or that the full rate telegram or facsimile was properly addressed and despatched as the case may be.

23.  Proper Law

This Agreement shall be governed by and construed in accordance with English law.

IN WITNESS whereof the Company has caused its Common Seal to be hereunto affixed and the Executive has hereunto set her hand and seal the day and year first before written.

THE SCHEDULE

In accordance with the Employment Rights Act 1996 the following terms of the Executive’s appointment apply on the date of the Agreement as provided therein:-

(a)         Remuneration - see Clause 6.

(b)        Hours of Work -   The standard working week at Celltech is 37.5 hours (Monday to Friday with one hour for lunch) but for an appointment of this nature the working hours are likely to be very flexible and probably significantly in excess of this.  This may include working in the evenings, outside normal office hours, at weekends or on public holidays.  - see Clause 5.

(c)         Holidays - The Executive is entitled to 25 working days holiday with pay - see Clause 8.

(d)        Sickness or Injury - The Executive is entitled to be paid during any period of absence from work due to sickness or injury,  subject however to the provisions of Clause 9.

(e)         Pension Arrangements - See Clause 7.  No Contracting-Out Certificate pursuant to the provisions of the Social Security Pensions Act 1975 is in force in respect of the Executive’s employment hereunder.

(f)           Notice - See Clause 2 and 9.

(g)        Job Title - See Clause 1.

(h)        Grievance Procedure - if the Executive seeks to redress any grievance relating to her employment she should follow the procedure set out in the Company’s Employee Information Handbook.

(i)            Disciplinary Procedure - The procedure contained in the Company’s Employee Information Handbook shall apply.

(j)            Name of Employer and Employee - see parties to the Agreement.

(k)         Place of work - see Clause 14.

(1)         Collective Agreements - None.

(m)      Date of Commencement of Employment - The date on which employment began is 24th September 1998.  No employment with a previous employer counts as part of the Executive’s period of employment with the Company.

THE COMMON SEAL OF	)

CELLTECH PLC was hereunder	)

affixed in the presence of:-)

DIRECTOR	)	/s/ [ILLEGIBLE]

SECRETARY	)	/s/ [ILLEGIBLE]

SIGNED SEALED and DELIVERED	)
/s/ Melanie G. Lee
by the said MELANIE GEORGINA LEE	)

in the presence of:-)		/s/ Peter G. Nicholls

CELLTECH

Strictly Private and Confidential

Dr Melanie Lee

33 Flower Lane

Mill Hill

London

NW7 2JG

9 February 2004

Dear Melanie

Review of Terms and Conditions of Employment

As you are aware the Remuneration Committee has recently been reviewing the terms and conditions of employment of the Executive Committee.  As a result of this review the Remuneration Committee has recommended and the Board has approved that certain amendments be proposed to your terms and conditions of employment.  Attached to this letter is a schedule of the proposed additional terms and conditions of employment.

•                 A change of control clause, which provides that should you decide to terminate your employment at any time during a six month period following a change of control of the Company, you shall be entitled to receive a payment equal to your annual salary and bonus.  (Your bonus being the average of your last three bonus awards).

•                 A payment in lieu of notice clause, which enables the Company to elect to pay you in lieu of your notice period.  Should the Company exercise this right you would receive the value of your salary, benefits and bonus for the duration of your notice period.

•                 An amended discretionary bonus clause which reflects the Company’s current practice.

•                 An employee information clause to comply with the Data Protection Act 1998 which enables the Company to process your personal data in accordance with the provisions of the Act.

•                 An indemnity provision against legal liability.

Celltech Group plc 208 Bath Road Slough Berkshire SL1 3WE United Kingdom

Tel: +44 (0)1753 534655 Fax: +44 (0)1753 536632 www.celltechgroup.com

Registered Office as above.  Registered in England No.  2159282

Once you have reviewed the schedule if you have any questions, please give me a call.  If not and you are happy with the amendments, please signify your acceptance to these changes to your terms and conditions of your employment, by signing the enclosed copy of this letter and returning it to me at your earliest convenience.

Yours sincerely

/s/ Peter G. Nicholls
Peter G Nicholls
Group Human Resources Director

2

SCHEDULE TO LETTER DATED 9 FEBRUARY 2004 TO DR MELANIE LEE

Clauses- 19-23 of your original service agreement dated 24th September 1998 (“your service agreement”) are renumbered as Clauses 22-25.

•                  The first paragraph of clause 9(d) of your service agreement is replaced with the following clause:

“Clause 9(d) The Company may at any time (whether or not any notice of termination has been given under clause 2 above) terminate the Appointment with immediate effect by giving notice in writing to the other party on terms that the Company shall pay to the Executive, in lieu of notice under clause 2 above, the salary, benefits and bonus (calculated as the average bonus awarded during the last three years before terminating this Agreement) in the amount and at the times it would have paid to the Executive if the Company had given notice to terminate the Appointment in accordance with clause 2 above or, if notice has previously been given under that clause, as if the Appointment terminated on the expiry of the remainder of the period of notice.  If the Executive is paid in lieu of notice she will not be entitled to any additional payment in respect of holiday which she would otherwise have accrued during the notice period or the remainder of the notice period.”

•                 As previously agreed, clause 9(b) of your service agreement is amended to state: “The Agreement shall (unless otherwise agreed between the parties) automatically determine in the Executive’s 60th birthday.”

•                 Clause 18 of your service agreement shall be replaced with the following clause.

Clause 18.         DISCRETIONARY BONUS SCHEME

“(a)        The Executive will be entitled to participate in the Company’s discretionary bonus scheme.  The maximum bonus award which may be made with respect to the financial year of the Company currently ending 31st December, is set by the Board from time to time.  The award of any bonus will be dependent on the satisfaction of performance targets which will be set and determined by the Board.

(b)                               Any such bonus which becomes payable will be paid to the Executive no later than 31 March of each year provided that on that date he is still in employment with the Company or any other company which is a Subsidiary, as to 50% in cash and 50% in ordinary shares in the Company, such shares to be held in trust for the periods set out in the Rules of the Celltech Deferred Bonus Plan from time to time in force and subject to forfeiture if the Executive ceases employment before the end of the relevant periods with the Company or any other company which is a Subsidiary.

(c)                                The operation of the bonus scheme, participation under it in respect of any financial year of the Company, the maximum amount payable under it and how the bonus is paid is entirely at the discretion of the Remuneration Committee of the Board who may withdraw it at any time.”

•                 The following clauses, as numbered below, are incorporated into your service agreement:

Clause 19.         CHANGE OF CONTROL

(1)           For the purposes of this Clause 19:

3

“Annual Salary” means the annual salary (including employer pension contributions) payable to the Executive pursuant to her terms and conditions of employment, immediately before the Termination Date;

“Annual Bonus Payment” means the sum of annual discretionary bonuses (in cash and, if applicable through the Company’s deferred bonus plan or otherwise) paid to the Executive over the three years immediately prior to the Termination Date divided by 3;

“Termination Date” means the date on which the Executive’s employment under this Agreement terminates.

(2)                                If either:

(a)                                 the Company comes under the control of any person or persons acting in concert (as those terms are defined for the time being in the City Code on Takeovers and Mergers) not having control of the Company at the date of this Agreement; or

(b)                                the person or persons having the right to control directly or indirectly, a majority of the votes which may ordinarily be cast at general meetings of the Company or the right to control the composition of the Board, cease to have those rights, the Executive may, within six months after the events specified in paragraphs (a) or (b) above, by three months’ written notice to the Company terminate the Appointment but without prejudice to any other rights of the Company, or the Executive.  Upon termination of the Appointment, the Executive shall be entitled to a payment equivalent to the sum of the Annual Salary and Annual Bonus Payment if this Agreement is terminated under this clause.  Any payment made under this clause is in full and final settlement of all or any claims that the Executive has or may have against the Group arising out of the Appointment, her employment, termination of employment or otherwise.”

Clause 20.         EMPLOYEE INFORMATION

(a)                                The Company and/or any Group Company processes employee information for example, name, address, bank details which is held for the purposes of staff administration (the “Agreed Purposes”).

(b)                               Processing includes obtaining, holding, editing, destroying and disclosing employee information to any Group Company and/or any third parties (for example, insurers, pension scheme trustees, banks and other employers following a business transfer or merger) for the Agreed Purposes (“Processing” or “Process”).

(c)                                The Company may transfer employee information to any Group Company and/or any third parties (for example, insurers, pension scheme trustees, banks and other employers following a business transfer or merger) located in the United States or in any country in the European Economic Area (“EEA”) in order to Process employee information for the Agreed Purposes.

(d)                               The Executive agrees to provide her employee information to the Company and consents to the Processing of employee information (located in the United States or in any country in the EEA)

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for the Agreed Purposes.

(e)                               The Executive agrees that the Company and/or any Group Company may monitor and/or record the Executive’s use of office equipment, for example, e-mail, internet, telephones and mobile telephones for the purposes of compliance with Company procedures and policies, maintenance, security and regulatory requirements or as permitted by law.

(f)                                 If the Executive’s circumstances change at any time she should inform the Director of Human Resources as soon as possible in order to ensure that all employee information remains accurate.

•                  Clause 21.  INDEMNITY AGAINST LEGAL LIABILITY

(1)                                The Company will indemnify the Executive out of the assets of the Company against any liability incurred by the Executive in respect of any negligence, default, breach of duty or breach of trust in relation to the Company provided that:

(a)                                in defending any proceedings (whether civil or criminal) judgment is given in the Executive’s favour or the Executive is acquitted; or

(b)                               the liability is in connection with any application under section 144(3) or (4) (acquisition of shares by innocent nominee) or section 727 (general power to grant relief in case of honest and reasonable conduct) of the Companies Act 1985 in which relief is granted to the Executive by the court.

I, Melanie Lee, accept the amendments to my terms and conditions of employment as set out in this schedule with immediate effect.

Signed	/s/ Melanie G. Lee

Dated	12th Feb 2004

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